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    As filed with the Securities and Exchange Commission on March 15, 1999

                                                        Registration No. 0-14384
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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 FORM 8-A/A-2




               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             --------------------

                             BancFirst Corporation

            (Exact name of registrant as specified in its charter)

          OKLAHOMA                                                73-1221379
(State or other Jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

              101 N. Broadway, Suite 200, Oklahoma City, Oklahoma
                                  73102-8401
                   (Address of principal executive offices)
                                  (Zip Code)

                                (405) 270-1086
             (Registrant's telephone number, including area code)

                             --------------------

                    SECURITIES TO BE REGISTERED PURSUANT TO
                           SECTION 12(b) OF THE ACT

                                     NONE

                    SECURITIES TO BE REGISTERED PURSUANT TO
                           SECTION 12(g) OF THE ACT

          Title of each class                   Name of each exchange on which
          To be so registered                   each class is to be registered
          -------------------                   ------------------------------

Common Stock, par value $1.00 per share         NASDAQ National Market System

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     This Registration Statement on Form 8-A/A-2 is hereby filed by the
Registrant, BancFirst Corporation (the "Company"), to supplement and amend the information set forth in its Registration Statement on Form 8-A/A filed on July 24, 1998, as follows:

Item 1.   Description of Registrant's Securities to be Registered:

     On February 25, 1999, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right" or "Rights") for each outstanding share of common stock, par value $1.00 per share ("Common Stock"), of the Company outstanding as of the close of business on February 25, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Preferred Stock, par value $.01 per share, of the Company (the "Preferred Stock") at a purchase price of $110, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement, which is included as
Exhibit 1 hereto and incorporated by reference herein.

     Initially, ownership of the Rights will be evidenced by the Common Stock certificates representing shares then-outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur on the close of business on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), with certain exceptions set forth below, has acquired beneficial ownership of 15% or more of the voting power of all securities of the Company then outstanding generally entitled to vote for the election of directors ("Voting Power"), or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person (the "Stock Acquisition Date") and (ii) the tenth business day after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer the consummation of which would result in the ownership of 15% or more of the Voting Power (even if
no shares are actually purchased pursuant to such offer).   Until the
Distribution Date, (i) the Rights will not be exercisable, (ii) certificates will not be sent to shareowners, (iii) the Rights will be evidenced by the Common Stock certificates, (iv) the Rights will automatically trade with the Common Stock, (v) the Rights will be transferred with and only with such Common Stock certificates, (vi) new Common Stock certificates will contain a notation incorporating the Rights Agreement by reference, and (vii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     Even if they have acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Voting Power of the Company, each of the following persons (an "Exempt Person") will not be deemed to be an Acquiring
Person: (i) the Company, any subsidiary of the Company, any employee benefit plan or employee stock plan of the Company or any subsidiary of the Company;
(ii) any person who becomes an Acquiring Person solely by virtue of a reduction in the number of outstanding shares of Common Stock, unless and until such person shall become the beneficial owner of, or make a tender offer for any additional shares of Common Stock; and (iii) any individual, corporation, partnership or other person, entity or group which "beneficially owned" on February 25, 1999, 15% or more of the outstanding Common Stock of the Corporation.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on February 25, 2009, unless earlier redeemed or exchanged by the Company.

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     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options or stock appreciation rights or under any other benefit plan for employees or directors or in connection with the exercise of warrants or conversion of convertible securities, only Common Stock held on February 25, 1999 and issued prior to the Distribution Date will be issued with Rights.

     Except in the circumstances described below, after the Distribution Date, each Right will entitle the holder of record to purchase from the Company one one-hundredth of a share of Preferred Stock at a price of $110. Each such fraction of a share of Preferred Stock carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock. The voting and dividend rights of the Preferred Stock are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company. In lieu of issuing certificates for Preferred Stock which are less than an integral multiple of one share of Preferred Stock (i.e., 100 preferred share fractions), the Company may pay cash representing the current market value of the preferred share fractions.

     In the event (i) any person (other than an Exempt Person, as described in the Rights Agreement) becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock that the independent directors determine prior to the time such offer is made to be fair to and otherwise in the best interest of the Company and its shareowners) or (ii) any Exempt Person (as defined in the Rights Agreement) who is the beneficial owner of 15% or more of the outstanding Voting Power of the Company fails to continue to qualify as an Exempt Person, then each holder of record of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value at the time of the transaction equal to twice the Purchase Price. Rights are not exercisable following such event, however, until such time as the Rights are no longer redeemable by the Company as set forth below. Any Rights that are or were at any time, on or after the Distribution Date, beneficially owned by an Acquiring Person shall become null and void.

     For example, at a Purchase Price of $110 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $220 worth of Common Stock (or other consideration, as noted above) for $110. Assuming that the Common Stock had a per share value of $40 at such time, the holder of each valid Right would be entitled to purchase 5.5 shares of Common Stock for $110.

     Subject to certain limited exceptions described in the Rights Agreement, if
(i) the Company is acquired after the Stock Acquisition Date in a merger or other business combination (in which any shares of the Company's Common Stock are changed into or exchanged for other securities or assets) or (ii) more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred after the Stock Acquisition Date in one or a series of related transactions, the Rights Agreement provides that proper provision shall be made so that each holder of record of a Right will have the right to receive, upon payment of the Purchase Price, that number of shares of

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common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

     At any time after any person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or part of the outstanding Rights (other than Rights held by the Acquiring Person and certain related parties) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right (subject to certain anti-dilution adjustments). The Board may not effect such an exchange, however, at any time any person or group owns 50% or more of the Voting Power of the Company. Immediately after the Board orders such an exchange, the right to exercise the Rights shall terminate and the holders of Rights shall thereafter only be entitled to receive shares of Common Stock at the applicable exchange ratio.

     The Purchase Price and the number of shares of Preferred Stock (or other securities or property) issuable upon exercise of the Rights are subject to adjustment from time to time (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Company's Common Stock or Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, the Company is not required to adjust the Purchase Price until cumulative adjustments require a change of at least 1% in the Purchase Price. No fractional shares of Preferred Stock or Common Stock will be required to be issued upon exercise of the Rights and, in lieu thereof, a payment in cash may be made to the holder of such Rights equal to the same fraction of the current market value of a share of Preferred Stock or, if applicable, Common Stock.

     At any time until the earlier of (i) ten days after the Stock Acquisition Date (subject to extension by the Board of Directors) or (ii) the date the Rights are exchanged pursuant to the Rights Agreement, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

     The Rights Agreement may be amended by the Board of Directors of the Company. After the Distribution Date, however, the provisions of the Rights Agreement may be amended by the Board only to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or an affiliate or associate of an Acquiring

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Person), or to shorten or lengthen any time period under the Rights Agreement;
provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price, the final expiration date, the Purchase Price or the number of one one-hundredths of a share of Preferred Stock for which a Right is exercisable, unless at the time of such supplement or amendment there has been no occurrence of a Stock Acquisition Date and such supplement or amendment does not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an associate or affiliate of an Acquiring Person).

     As of February 25, 1999 there were 9,311,341 shares of Common Stock issued and outstanding (and 630,953 shares of Common Stock reserved for issuance under the Company's existing stock option plans). An aggregate of 200,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $0.01 per Right at any time until the close of business on the tenth day (or such later date as described above) after a person or group has obtained beneficial ownership of 15% or more of the voting stock.

     The form of Rights Agreement between the Company and BancFirst, as rights agent, specifying the terms of the Rights, which includes as Exhibit A the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights Agreement, are attached as exhibits to the Company's Current Report on Form 8-K filed on March 15, 1999 and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2.   Exhibits.

     Exhibit 1. Rights Agreement, dated as of February 25, 1999, between BancFirst Corporation and BancFirst, as Rights Agent, including as Exhibit A the form of Certificate of Designations of the Company setting forth the terms of the Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights Agreement (filed as Exhibit 1 to the Company's Current Report on Form 8-K, filed on March 15, 1999 and incorporated herein by reference).

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A/A-2 to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 15, 1999                  BANCFIRST CORPORATION

                                       By:  /s/ Randy P. Foraker
                                          ------------------------------
                                          Randy P. Foraker
                                          Senior Vice President Officer

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